UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

c/o Beijing REIT Technology Development Co., Ltd.

X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

On September 29, 2023, ReTo Eco-Solutions, Inc., a British Virgin Islands business company (the “Company”) entered into a securities purchase agreement (the “Public Offering SPA”) with certain purchasers, in connection with the offer and sale (the “Public Offering”) of an aggregate of 15,000,000 common shares, par value US$0.01 per share, of the Company (the “Registered Shares”) at a purchase price of $1.00 per share. The sale of such Registered Shares is being made pursuant to a “shelf” registration statement on Form F-3 (File No. 333-267101) initially filed with the Securities and Exchange Commission (the “SEC”) on August 26, 2022 and declared effective on December 9, 2022, and the prospectus contained therein, as supplemented by the prospectus supplement dated September 29 , 2023, filed with the SEC on October 3, 2023.

In addition, on September 29, 2023, in a concurrent private placement (the “Concurrent Private Placement”), the Company entered into certain separate securities purchase agreements (collectively, the “Private Placement SPAs”) with certain other purchasers, in connection with the sale of an aggregate of 10,000,000 common shares of the Company (the “Private Placement Shares”) at a price per share equal to $1.00. The sale of the Private Placement Shares is made in reliance upon the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended (the “Securities Act”), which permits offers or sales of securities by the Company outside of the United States that are not made to “U.S. Persons” or for the account or benefit of a “U.S. Person”, as that term is defined in Rule 902 of Regulation S. The Company has agreed to file a registration statement within 30 days of the closing of the Concurrent Private Placement, providing for registration of the resale of the Private Placement Shares. The Company has agreed to use commercially reasonable efforts to cause the registration statement to be declared effective within 180 days following the date of the closing of the Concurrent Private Placement and to keep such registration statement effective at all times until no purchaser owns any Private Placement Shares or the purchaser can sell the Private Placement Shares in reliance upon Rule 144.

The closing of the Public Offering and the Concurrent Private Placement is expected to occur on or about October 3, 2023, subject to customary closing conditions. The net proceeds from the Public Offering and the Concurrent Private Placement are expected to be approximately $24.6 million. The Company intends to use the net proceeds to fund the growth of its business in China or other regions, acquire or invest in technologies, products and/or businesses that it believes will enhance its value as well as for working capital and general corporate purposes.

The Public Offering SPA and the Private Placement SPAs contain customary representations, warranties and agreements by the Company and the purchasers. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements, and may be subject to limitations agreed upon by such parties.

The legal opinion of Mourant Ozannes relating to the legality of the issuance and sale of the Public Offering Shares is attached as Exhibit 5.1 to this report.

The foregoing description of the Public Offering SPA and the Private Placement SPAs does not purport to be complete and is qualified in its entirety by the full text of such agreements, the form of each of which is attached hereto as Exhibits 10.1 and 10.2, respectively.

On October 2, 2023, the Company issued a press release announcing the launch of the Offering and the Concurrent Private Placement. A copy of that press release is attached as Exhibit 99.1 to this report and is incorporated by reference herein.

In addition, on September 25, 2023, the Company entered into a consulting service agreement with a consulting firm, pursuant to which the Company agreed to issue 2,000,000 common shares of the Company to the consulting firm, as consideration for its business consulting services.

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Forward Looking Statements

This report contains forward-looking statements as that term is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act of 1934, as amended. Such statements include, but are not limited to, the consummation of the proposed offerings, the timing, pricing and size of the proposed offerings and the use of proceeds from the proposed offerings. These forward-looking statements are neither promises nor guarantees and are subject to a variety of risks and uncertainties, including but not limited to, whether or not we will be able to raise capital through the sale of common shares or consummate the proposed offerings; the satisfaction of closing conditions; and other risks. Information regarding the foregoing and additional risks are described in the Risk Factor sections of the prospectus supplement for the Public Offering to be filed with the SEC, and the documents incorporated by reference therein, including without limitation, those risks and uncertainties identified in the “Risk Factors” section of our Registration Statement on Form F-3 declared effective by the SEC on December 9, 2022, the accompanying prospectus, our Annual Report on Form 20-F filed with the SEC on May 1, 2023 and other filings that we make with the SEC from time to time. All forward-looking statements reflect our beliefs and assumptions only as of the date of this report. We undertake no obligation to update forward-looking statements to reflect future events or circumstances.

INCORPORATION BY REFERENCE

This report, including Exhibit 5.1, Exhibit 10.1, Exhibit 10.2, and Exhibit 23.1 hereto, shall be deemed to be incorporated by reference into the registration statement on Form F-3, as amended (333-267101) of the Company and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description
5.1	Legal Opinion of Mourant Ozannes
10.1	Form of Securities Purchase Agreement by and between the Company and the purchasers listed on the signature pages thereto for the Public Offering
10.2	Form of Securities Purchase Agreement by and between the Company and the purchasers listed on the signature pages thereto for the Concurrent Private Placement
23.1	Consent of Mourant Ozannes (contained in Exhibit 5.1)
99.1	Press Release issued by the Company on October 2, 2023.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

Dated: October 3, 2023	By:	/s/ Hengfang Li
Hengfang Li
Chief Executive Officer

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